Exhibit 99.4

Quantum BioPharma Provides Corporate Update

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

TORONTO, March 11, 2026 -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), announces that further to its news release on March 10, 2026 (the “March 10 NR”), due to a decrease in the public market price of the Class B subordinate voting shares of the Company (each, a “Share”), the Company has revised the terms of the Debenture Units (as defined in the March 10 NR) as follows:

I.	reduce the conversion price per Share to $3.00;

II.	increase the number of Warrants (as defined in the March 10 NR) included as part of each Debenture Unit to 333.33; and

III.	reduce the exercise price per Warrant Share (as defined in the March 10 NR) to $3.75.

Furthermore, the Debt Settlement (as defined in the March 10 NR) will also be completed at the reduced conversion price. All amounts in this press release are expressed in Canadian dollars.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the stated terms, use of proceeds, and timeline of the Offering; and the Company’s issuance of the Debentures, Warrants (and the underlying Warrant Shares if exercised), and potential issuance of Shares (if the Debentures are converted).

Forward-looking information in this press release is based on certain assumptions and expected future events, including but not limited to: the Company has the ability to carry out the Offering as stated; and the Company has the ability to issue the Debentures, Warrants (and the underlying Warrant Shares if exercised), and Shares (if the Debentures are converted).

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to carry out the Offering as stated; and the Company’s inability to issue the Debentures, Warrants (and the underlying Warrant Shares if exercised), and Shares (if the Debentures are converted), as well the reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com